SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-33-S



               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the
             Public Utility Holding Company Act of 1935, as amended
                   For the fiscal year ended December 31, 2000
            Filed pursuant to the Public Utility Holding Company Act
                                   of 1935 by

                             DUKE ENERGY CORPORATION
                             526 South Church Street
                               Charlotte, NC 28201

         Duke Energy Corporation ("Duke Energy"), a North Carolina corporation and a public-utility company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Annual Report pursuant to
Section 33(e) of the Act.


Item 1
------

         Identify each foreign utility company, state its location and business address, and describe the facilities it utilizes for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

1.       Electroquil Facility
         --------------------

         Location of Facility:      Guayaquil, Ecuador

         Business                   Electroquil S.A. ("Electroquil")

         Address:                   K.M. 16 via a la Costa
                                    Guayaquil, Republica del Ecuador

Description of Facilities
-------------------------

         The Electroquil facilities consist of four engines for a combined capacity of 180 MW diesel-fired power generation facility located near Guayaquil, Ecuador. Electroquil sells electricity to the Government of Ecuador under 2 power purchase agreements, one of which expires in 2001, the other of which expires in 2002.

Associated System Companies and Description of Ownership Interests
---------------------------------------------------------------------------

         Duke Energy International del Ecuador Cia. Ltda. ("DEI-Ecuador") Duke Energy Electroquil Partners ("DEEP")

         DEI-Ecuador, a company organized under the laws of Ecuador, owns 51.5% of the outstanding voting securities of Electroquil. DEI-Ecuador is a wholly owned subsidiary of DEEP, Delaware general partnership. A 1% interest in DEEP is owned by DESI, with the remaining 99% interest in DEEP being owned by DEG. The respective ownership of DESI and DEG are as previously described.

2.      Egenor Facility
        ---------------

         Location of Facility:   Northern Peru

         Business                Duke Energy International EGENOR S.A.
                                 ("Egenor")

         Address:                Avenida Pardo y Aliaga No. 699
                                 San Isidro
                                 Lima 27
                                 Peru

Description of Facility
-----------------------

         The facilities owned by Egenor are described below:

                                Hydro Facilities
                                ----------------

         Egenor currently owns and operates 538MW (351MW hydro/187MW thermal) of installed capacity serving the Central-North Interconnected System (SICN) in Peru. The 351MW run-of-river hydro capacity includes the 256MW Canon del Pato plant and the 95MW Carhuaquero plant. Both units are run-of-river hydro plants that sell energy to the grid on a competitive spot market and to customers under term agreements.

                               Thermal Facilities
                               ------------------

         The 187MW of thermal capacity consists of 5 simple-cycle diesel-fired gas turbines and twenty-four diesel engines located at 6 separate plant sites along the coastline in northern Peru. Energy is sold to the grid on a competitive spot market based on dispatch instructions received from a central dispatch center

                             Transmission Facilities
                             -----------------------

         Egenor owns approximately 268 kilometers of 138kV and 83 kilometers of 220kV of transmission facilities, interconnecting certain power generation assets among themselves or to the grid.

Associated System Companies and Description of Ownership Interests

         Duke Energy International Peru Investments N(degree)1 S.A.C. ("Peru
           Investments")
         Duke Energy International Peru Inversiones N(degree)1 S.A. ("Peru
           Inversiones")
         Duke Energy International Peru Holdings No. 1, LLC ("Peru Holdings
           No. 1")
         Duke Energy International Peru Holdings No. 2, LLC ("Peru Holdings
           No. 2)

         Peru Inversiones, a Peruvian sociedad anonima, owns sixty percent (60%) of the voting equity securities of Egenor. The voting securities of Peru Inversiones are owned as follows: (i) 51% by Peru Investments, a Peruvian company; and (ii) 49% by Peru Holdings No. 2, a Delaware limited liability company.

         Peru Holdings No. 2 owns thirty percent (30%) of the voting equity securities of Egenor.

         The outstanding voting securities of Peru Investments are held as follows: (i) 1 share by Peru Holdings No. 1, a Delaware limited liability company, and (ii) the remaining approximately 99.99% by Peru Holdings No. 2.

         Peru Holdings No. 2 is a wholly owned subsidiary of Peru Holdings
No.1. Peru Holdings No. 1 is a wholly owned subsidiary of DEG, which is owned as previously described.

         Peru Investments, Peru Inversiones, Peru Holdings No. 2, and Peru Holdings No. 1, do not own any electric facilities except through their direct and indirect ownership of the securities of Egenor.

3.     Acajutla & Soyapango Facilities
       -------------------------------
         Location of Facility:      El Salvador

         Business Duke Energy International El Salvador S en C de C.V. ("DEI-El Salvador")

         Address:                   ADD ADDRESS

Description of Facilities
-------------------------

         The facilities owned by each of the foreign utility companies listed in this section are described below:

                                    Acajutla
                                    --------

         DEI-El Salvador owns the Acajutla facility, comprised of a single plant with five generating units. The plant is located in the southwestern region of El Salvador, approximately 81 kilometers from San Salvador. The plant has an installed capacity of 220.1 MW and an effective capacity of 183 MW. Three of the five generating units are diesel-fired gas turbines, while the other two are steam units that use bunker C fuel oil. The steam units are used either for base or medium load, whereas the diesel-fired turbines are used mainly during peak hours and dry periods. Power from Acajutla is sold through a combination of contract and spot market sales, depending upon prevailing market conditions.

         Duke Energy, through its subsidiaries, has completed the modernization of the Acajutla facility by adding 96 MW of capacity through the installation of 6 additional engines which will run on bunker C fuel oil. IS THIS INCLUDED IN THE 220MW ABOVE, IF NOT REVISE 1ST PARAGRAPH TO BE COMPLETE Duke Energy International El Salvador is in the process of increasing this facility by adding 49.5 MW of capacity through the installation of 3 additional engines run on bunker C fuel oil at an expected cost of $29 million. Completion of this expansion is expected in September, 2001.

                              Soyapango/San Miguel
                              --------------------

         DEI-El Salvador also owns the two generating plants, Soyapango and San Miguel, which have a combined installed capacity of 84.4 MW and an effective capacity of 75 MW. Soyapango is located within the city limits of San Salvador and has an installed capacity of 55.7 MW divided between three units, all of which are diesel-fired gas turbines. San Miguel is located in the eastern region of the country, 136 kilometers from San Salvador and has an installed capacity of 28.7 MW. San Miguel operates one diesel fired gas turbine and five diesel engines, all of which are used for power generation during peak hours or emergency situations. The power generated at Soyapango and San Miguel is sold through a combination of contract and spot market sales, depending on market conditions.

Associated System Companies and Description of Ownership Interests
-------------------------------------------------------------------
         Duke Energy International El Salvador Investments No. 1 Ltd.
         ("DEI El Salvador-Bermuda")
         Duke Energy International El Salvador Investments No. 1 y Cia. S. en
           C. de C.V.
         ("DEI El Salvador Investments")

         DEI El Salvador Investments owns 87.858% of the voting equity securities of DEI-El Salvador. 99% of the outstanding voting securities of DEI El Salvador Investments are owned by DEI El Salvador-Bermuda, which is a wholly-owned subsidiary of Texas Eastern (Bermuda), Ltd. ("TE Bermuda"). TE Bermuda is a wholly-owned subsidiary of DEG. The ownership of DEG is as described above.

         DEI El Salvador-Bermuda and DEI El Salvador Investments, do not own any electric facilities except through their direct and indirect ownership of the securities of DEI-El Salvador.

4.       PJP Facility
         ------------

         Location of                 Irian Jaya region
         Facility:                   of eastern Indonesia

         Business                    P.T. Puncakjaya Power ("PJP")
         Address:                    Plaza 89, 5th Floor
                                     J1. H.R. Rasuna Said Kav. X-7 No. 6
                                     Jakarta 12940, Indonesia

Description of Facility
-----------------------

         PJP owns certain facilities consisting of power generation and power delivery assets located in Irian Jaya, Indonesia. Such facilities provide electric power to a large mining and milling operation and its surrounding infrastructure. The operational generation assets include eight separate power generation facilities consisting of an aggregate of 66 diesel-fueled generating units (ranging from 0.32 MW to 4.7 MW), and one hydroelectric generating facility consisting of two hydroelectric generating units (approximately 3.15 MW each). The power plants have a combined adjusted nameplate capacity of approximately 194 MW. Additionally, a 3 unit, 195 MW coal-fired generation plant was completed and placed into service in 1998.

         The facilities also include the following transmission assets: a 5 kilometer 115 kV ring bus which interconnects certain of the power production plants, a 15 kilometer 20 kV transmission line which joins two portions of the facilities, a 10 kilometer 13 kV transmission line which joins other portions of the facilities and a 96.6 kilometer transmission line which was completed and placed into service in 1999.

Associated System Companies and Description of Ownership Interests
-------------------------------------------------------------------

         P.T. Nusantara Power Services ("NPS")
         Duke Netherlands LT Holdings B. V. ("Duke Netherlands")

         Approximately forty-three percent (43%) of the outstanding voting securities of PJP is owned by Duke Netherlands, a Dutch entity, which is a wholly owned direct subsidiary of DEG. DEG is owned as previously described.

         Duke Netherlands does not own any electric facilities except through its ownership of the securities of PJP.

         Forty percent (40%) of the outstanding voting securities of NPS are owned by Duke Project Services Pacific, Inc., a Nevada corporation ("DPSP"). DPSP is a wholly owned direct subsidiary of Duke Project Services Group, Inc., a Delaware corporation ("DPSG"), which is a wholly owned direct subsidiary of Duke Capital. Duke Capital is owned as described above. NPS is the operator of the PJP facilities.

5.       Western Australia
         -----------------
         Location of Facility:      Western Australia

         Business Duke Energy WA Holdings Pty Ltd ("Duke WA Holdings") Duke Energy WA Power Pty Ltd ("Duke WA Power") Pilbara Energy Joint Venture ("Pilbara JV")

         Address:          Level 33, Waterfront Place
                           1 Eagle Street
                           Brisbane, Qld 4000 Australia

Description of Facilities
-------------------------

         Duke WA Holdings and Duke WA Power, acting through Pilbara JV own the following power facilities located in Western Australia:

                            Mt. Neuman Power Station
                            ------------------------

         Mt. Newman power station, which has a nominal installed capacity of 105MW consisting of three 35MW Frame 6 gas turbines with an adjacent switchyard. The power station was completed in 1995 and commenced operation in 1996.

                           Port Hedland Power Station
                           --------------------------

         Port Hedland power station, consisting of a stand-alone three unit power generation facility and two turbines located at the Port Hedland HBI plant. The stand-alone facility has a nominal installed capacity of 105MW comprising three 35MW Frame 6 gas turbines with an adjacent switchyard and transmission lines connecting the facility to two substations owned by Western Power Corporation. The gas turbines entered into commercial service in 1995 and supply electricity to port operations at Nelson Point and Finucane Island, the HBI plant and the Mt. Goldsworthy Mining Associates Joint Venture mine operations.

         The HBI power facilities are located within the HBI plant at Port Hedland and include two 35MW nominal capacity turbines which will provide electricity and heat for the HBI process. These facilities were placed in service in 1999.

         Duke WA Holdings and Duke WA Power, acting through Pilbara JV, have jointly entered into separate Power Purchase Agreements with BHP Iron Ore Pty Ltd and BHP Direct Reduced Iron Pty Ltd for the supply of power from the Newman and Port Hedland power stations, and they have also entered into Gas Supply Agreements with Pilbara Gas Pty Ltd for both the Mt. Newman and Port Hedland power stations.

Associated System Companies and Description of Ownership Interests
------------------------------------------------------------------

         Duke Energy Australia, Ltd. ("Duke Australia")

         Duke WA Power, an Australian company, owns 99% of the Pilbara JV, an Australian entity, and the assets and facilities described above. Duke WA Holdings, an Australian company, owns the remaining 1% of the Pilbara JV and the assets and facilities described above.

         Duke WA Power is a direct, wholly owned subsidiary of Duke WA Holdings. Duke WA Holdings is a direct wholly owned subsidiary of Duke Australia, a Bermuda company. Duke Australia is a direct wholly owned subsidiary of DEG. Ownership of DEG is as previously described.

         Duke Energy Australia, Ltd. does not own any electric facilities except through its direct and indirect ownership of Duke WA Power, Duke WA Holdings and Pilbara JV.

6.       Goldfields Gas Pipeline
         -------------------------

         Location of Facility:      Gas Pipeline, Western Australia

         Business                   Goldfields Gas Transmission Pipeline Joint
                                    Venture

         Address:                   Level 33, Waterfront Place
                                    1 Eagle Street
                                    Brisbane, Qld 4000 Australia

Description of Facility
-----------------------

         Duke WA Power holds an 11.834% interest in the Goldfields Gas Transmission Joint Venture ("Goldfields Gas Pipeline"). This joint venture was formed to build and own the 1,400 km Goldfields Gas Pipeline which extends from the Northwest Shelf of Western Australia to Kalgoorlie in Western Australia. The pipeline was constructed in 1996. The purpose of the pipeline is for distribution of natural gas on the retail market in Western Australia.

Associated System Companies and Description of Ownership Interests
-------------------------------------------------------------------

         Duke Energy Australia, Ltd. ("Duke Australia")
         Duke Energy WA Holdings Pty, Ltd. ("Duke WA Holdings")
         Duke Energy WA Power Pty, Ltd. ("Duke WA Power")

         As noted above, Duke WA Power holds an 11.843% interest in the Goldfields Gas Transmission Pipeline Joint Venture. Duke WA Power, an Australian company, is a direct, wholly owned subsidiary of Duke WA Holdings, an Australian company. Duke WA Holdings is a direct wholly owned subsidiary of Duke Australia. The ownership of Duke Australia is as previously described.

         Duke Energy Australia, Ltd., Duke WA Holdings and Duke WA Power do not own any electric facilities except through their direct and indirect ownership of an interest in Goldfields Gas Transmission Pipeline Joint Venture.

7.       New Zealand  Foreign Utility Company Facilities Assets
         ------------------------------------------------------
         Location of Facility:      New Zealand

         Business:                  Duke Energy New Zealand Limited ("Duke New
                                    Zealand")

         Address:                   5400 Westheimer Court
                                    Houston, TX  77056

Description of Facilities
-------------------------

Duke New Zealand operates the following facilities located at Glenbrook (outside of Auckland), New Zealand:

         (i) Kilns co-generation plant which consists of four fired waste heat boilers and a 74 MW condensing steam turbine generator, which was commissioned in 1997;

         (ii) Multi-Hearth Furnace (MHF) co-generation plant consisting of four waste heat boilers and two 18 MW condensing turbine generators commissioned in 1987; this facility supplies electricity and process steam and,

         (iii) Slab Reheat Furnace Waste Heat Boiler. Steam produced by this boiler is transferred to a nearby process steam main.

         Duke New Zealand has entered into separate Power Purchase Agreements with BHP New Zealand Steel Ltd. for the supply of steam and electricity from each of these facilities.

Associated System Companies and Description of Ownership Interests
------------------------------------------------------------------

         Duke New Zealand is a wholly owned subsidiary of TE Bermuda, which is owned as previously described.

8.       Paranapanema
         ------------

         Location of Facility:      Brazil

         Business:                  Duke Energy International Geracao
                                    Paranapanema S.A. ("Paranapanema")

         Address: Av. das Nacoes Unidas, 12.901, Torre Norte Conjunto N-3102,31o. - andar, sala 1 Brooklin, Sao Paulo, Sao Paulo
                                    Brazil

Description of Facilities
-------------------------

         Paranapanema owns and operates eight hydroelectric generating facilities on the Paranapanema River in the Sao Paulo State of Brazil. The facilities have a combined installed capacity of 2,307 MW.

         Over 90% of the generation provided by the facilities will remain under contract to four electric distribution companies through the year 2002. After 2002, the contracts will be phased out over a four-year period, and the generation will become available for the spot market or bilateral contracts. The tariffs under the original contracts are established by an independent regulatory agency (ANEEL) and are indexed for inflation.

Associated System Companies and Description of Ownership Interests
------------------------------------------------------------------

         Duke Energy International Brasil Ltda. ("Duke Brasil")
         Duke Energia do Sudeste Ltda ("Duke Sudeste")

         Duke Brasil, Brazilian entity, owns 21.78% of the voting stock of Paranapanema, a sociedad anonima, organized under the laws of Brazil, along with 82.46% of Paranapanema's preferred stock. The issued and outstanding quotas of Duke Brasil are owned as follows: (i) 1 quota by DEGAD; and (ii) the remaining approximately 99.99% of the quotas by DEG. The ownership of DEG and DEGAD are as described above.

         Duke Sudeste, a Brazilian company, owns 71.27% of the voting securities of Paranapanema, along with 3.6% of Paranapanema's preferred stock. The issued and outstanding quotas of Duke Sudeste are owned as follows: (i) 1 quota by DEG; and (ii) the remaining approximately 99.99% of the quotas by Duke Brasil. The ownership of DEG and Duke Brasil are as described above.

         Duke Brasil and Duke Sudeste each own no electric facilities except through its ownership of the securities of Paranapanema.

Item 2
------

         Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

1. Duke Capital guaranteed a A$150 million committed loan facility provided by 4 banks to provide core funding to Duke Energy Australia. The loan has a bullet repayment due April 2002. The loan is currently drawn to NZ$100 million.

2. Duke Capital guaranteed a A$350 million committed stand-by facility to provide liquidity support for issuances under Duke Energy Australia's capital markets program. The facility is currently undrawn, and has a maturity date of 30 April 2001.

3. Duke Capital guaranteed a A$750 million Australian capital markets (Commercial Paper/Medium-Term Note) Program. CP outstandings are currently approx. A$415 million, while we have a A$250 million MTN on issue with a maturity date of September 2004.

Item 3
------

         Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contract(s).

         None.

                                    SIGNATURE

         The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                                     DUKE ENERGY CORPORATION



                                     By:     _________________________
                                             Myron L. Caldwell
                                             Vice President, Corporate Finance

Date:    April 30, 2001


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                          Robert T. Lucas III
                          Assistant Secretary and Associate General Counsel Duke Energy Corporation PB05E
                          422 South Church Street
                          Charlotte, North Carolina 28202-1904

                                    EXHIBIT A


         An organizational chart showing the relationship of each foreign utility company to the reporting public-utility company or, in the event that the reporting company is an exempt holding company, to system public-utility companies.



Exhibit A-1       Electroquil

Exhibit A-2       Egenor

Exhibit A-3       Acajutla, Soyapango and San Miguel

Exhibit A-4       PJP

Exhibit A-5       Western Australia

Exhibit A-6       Goldfields Gas Pipeline

Exhibit A-7       New Zealand

Exhibit A-8       Paranapanema




         Please see descriptions of each of the foreign utility companies in this report for full names of certain utilities appearing on the organizational charts in this Exhibit A.

                                                                     Exhibit A-1

Electroquil

                                  Duke Energy

                                  Duke Capital

                                   PanEnergy

                       1%             DESI

                                     DEGAD

                                      DEI

                                         99%
                                      DEEP

                                 Duke - Ecuador

                                         51.5%
                                  Electroquil


Ownership is 100% unless otherwise specified

                                                                     Exhibit A-2

Egenor


                                  Duke Energy

                                  Duke Capital

                                   PanEnergy

                                      DESI

                                     DEGAD

                                      DEI

                                      DEG

               1 share        Peru Holdings No. 1

                              Peru Holdings No. 2

                               99.99%

                    Peru Investments
                                                    49%
            51%          Peru Inversiones

       60%                           Egenor                  30%



Ownership is 100% unless otherwise specified

                                                                     Exhibit A-3

Acajutla, Soyapango & San Miguel

                                   Duke Energy

                                  Duke Capital

                                    PanEnergy

                                      DESI

                                      DEGAD

                                       DEI

                                       DEG

                                   TE Bermuda


                              El Salvador - Bermuda


                           DEI El Salvador Investments

                                                        87.858%

                                DEI - El Salvador


Ownership is 100% unless otherwise specified

                                                                     Exhibit A-4

Puncakjaya Power (PJP)

                                  Duke Energy

                                  Duke Capital

                                   PanEnergy

                                      DESI

                                     DEGAD

                                      DEI

                                      DEG

                                Duke Netherlands

                                         42.86%

                                       PJP


Ownership is 100% unless otherwise specified

                                                                     Exhibit A-5


Western Australia

                                  Duke Energy

                                  Duke Capital

                                    PanEnergy

                                      DESI

                                     DEGAD

                                       DEI

                                   TE Bermuda

                                 Duke Australia

                             Duke Energy WA Holdings

                                 Duke Energy WA             1%

                                          99%

                                   Pilbara JV


Ownership is 100% unless otherwise specified

                                                                     Exhibit A-6

Goldfields Gas Pipeline

                                   Duke Energy

                                  Duke Capital

                                    PanEnergy

                                      DESI

                                      DEGAD

                                       DEI

                                   TE Bermuda

                                 Duke Australia

                                Duke WA Holdings

                                  Duke WA Power

                                           11.834%

                             Goldfields Gaspipeline



Ownership is 100% unless otherwise specified

                                                                     Exhibit A-7

New Zealand



                                   Duke Energy

                                  Duke Capital

                                   PanEnergy

                                      DESI

                                     DEGAD

                                      DEI

                                   TE Bermuda

                                Duke New Zealand



Ownership is 100% unless otherwise specified

                                                                     Exhibit A-8


Paranapanema


                                  Duke Energy

                                  Duke Capital

                                   PanEnergy

                                      DESI

           1 quota                   DEGAD

                                      DEI

                                      DEG               1 quota
                                           99.99%

                                  Duke Brasil
                                           99.99%

                                  Duke Sudeste
                                           71.27%

           21.78%                 Paranapanema




Ownership is 100% unless otherwise specified

                             DUKE ENERGY CORPORATION
                             526 South Church Street
                         Charlotte, North Carolina 28201






                                                                  April 30, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:      Duke Energy Corporation ("the Company")
         Form U-33-S

Dear Sirs:

         We transmit herewith pursuant to the Commission's EDGAR System the Company's Annual Report Concerning Foreign Utility Companies filed under Section 33(e) of the Public Utility Holding Company Act of 1935, as amended, on Form U-33-S, with respect to interests in foreign utility companies directly or indirectly owned by the Company for the year ended December 31, 2000.

         Any questions or comments regarding this Form U-33-S may be directed to the undersigned at (704) 382-8152.

                                                     Very truly yours,



                                                     Robert T. Lucas III